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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                               AMENDMENT NO. 5 TO

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          BRUNSWICK TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          BRUNSWICK TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  117394 10 6
                         (CUSIP NUMBER OF COMMON STOCK)

                               MARTIN S. GRIMNES
                            CHIEF EXECUTIVE OFFICER
                          BRUNSWICK TECHNOLOGIES, INC.
                               43 BIBBER PARKWAY
                              BRUNSWICK, ME 04011
                                 (207) 729-7792
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:

                          Robert A. Trevisani, Esquire
                               Gadsby Hannah LLP
                              225 Franklin Street
                                Boston, MA 02110
                                 (617) 345-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     Brunswick Technologies, Inc., a Maine corporation (the "Company" hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated May 3, 2000 (as amended by Amendments No. 1 through 4, the "Schedule 14D-9") relating to the tender offer by VA Acquisition Corporation, (the "Purchaser") and a wholly-owned subsidiary of CertainTeed Corporation, a Delaware Corporation (the "Parent") both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation, to purchase outstanding shares of common stock, par value $.0001 per share (the "Shares"), of the Company at a price of $8.00 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 20, 2000, as amended by Amendments No. 1 through 13 to Schedule 14D-1. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

     Item 8 is hereby amended by the addition of the following:

     On May 19, 2000, the Company mailed a letter to stockholders relative to the tender offer and scheduled special meeting of stockholders of the Company.

     A copy of the letter is filed as Exhibit 14 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended by addition of the following:

     Exhibit 13    Letter of Brunswick Technologies, Inc. dated May 19, 2000.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BRUNSWICK TECHNOLOGIES, INC.

                                          By: /s/ MARTIN S. GRIMNES
                                            ------------------------------------
                                            Name: Martin S. Grimnes
                                            Title:  Chief Executive Officer

Dated: May 19, 2000

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                                EXHIBIT INDEX


Exhibit 1. Part I, Item 1: "Business -- Supply," of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (previously filed with the Commission on March 30, 2000 and hereby incorporated by reference).
Exhibit 2. Definitive Proxy Statement of the Company dated April 17, 2000 (previously filed with the Commission on April 17, 2000 and hereby incorporated by reference), as supplemented by Definitive Additional Materials dated April 25, 2000 (previously filed with the Commission on April 25, 2000 and hereby incorporated by reference) and as supplemented by Definitive Additional Materials dated April 28, 2000 (previously filed with the Commission on April 28, 2000 and hereby incorporated by reference).
*Exhibit  3. Form of Employment Agreement with certain executive officers of the Company.
*Exhibit  4. Complaint filed by the Company on April 26, 2000.
*Exhibit  5. Letter to Stockholders, dated May 3, 2000.
*Exhibit  6. Press Release issued by the Company on May 3, 2000.
*Exhibit  7. Opinion of McDonald Investments dated May 3, 2000 (contained as Annex A to this Schedule 14D-9 and hereby incorporated by reference).

*Exhibit  8. Letter of the Company to Saint-Gobain dated April 17, 2000.

*Exhibit  9. Press Release, dated May 5, 2000 issued by Brunswick
             Technologies, Inc.

*Exhibit 10. Letter of Brunswick Technologies, Inc., dated May 5, 2000.

*Exhibit 11. Press Release of Brunswick Technologies, Inc., dated May 8, 2000.

*Exhibit 12. Letter of Brunswick Technologies, dated May 10, 2000 published in a number of Maine newspapers.

*Exhibit 13. Press Release of Brunswick Technologies, dated May 12, 2000.

 Exhibit 14. Letter of Brunswick Technologies, Inc. dated May 19, 2000.

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* Previously filed.